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                              May 3, 2023

       Stanton Ross
       Chief Executive Officer
       DIGITAL ALLY, INC.
       14001 Marshall Drive
       Lenexa, KS 66215

                                                        Re: DIGITAL ALLY, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 20,
2023
                                                            File No. 333-271358

       Dear Stanton Ross:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed April 20, 2023

       General

   1. Please ensure that disclosure regarding your planned spin-off transaction is clear as to who is spinning off from
whom, and who the final spun-off companies will be. Also revise to clarify the expected
timing for the transaction.
   2. We note that you are offering up to 800,000 Conversion Shares for resale. However, your
                                                        Selling Stockholders
table on page 36 indicates a maximum of 600,000 Conversion Shares are being offered for
resale. Please revise or advise. Also revise Exhibit 5.1, as appropriate.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Stanton Ross
DIGITAL ALLY, INC.
May 3, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at
(202) 551-
3641 with any other questions.



                                                           Sincerely,
FirstName LastNameStanton Ross
                                                           Division of
Corporation Finance
Comapany NameDIGITAL ALLY, INC.
                                                           Office of
Manufacturing
May 3, 2023 Page 2
cc:       David Danovitch
FirstName LastName